SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

SUMMA INDUSTRIES

(Name of Subject Company (issuer))

HABASIT HOLDING USA, INC.
HABASIT HOLDING AG
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86562T105
(CUSIP Number of Class of Securities)

Harry Cardillo
Secretary
Habasit Holding USA, Inc.
305 Satellite Boulevard
P.O. Box 80507
Suwanee, GA  30024
(800) 458-6431
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Justo Rodriguez, Esq.

Paul, Hastings, Janofsky & Walker, LLP

600 Peachtree St. NE, Suite 2400

Atlanta, GA 30308

(404) 815-2400

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$58,606,905	$6,270.94

*

Estimated for purposes of calculating the filing fee. The transaction value assumes the purchase of all 3,907,127 shares of common stock of Summa Industries outstanding at a purchase price of $15.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$6,270.94
	Form or Registration No.:	Schedule TO
	Filing Parties:	Habasit Holding USA, Inc. and Habasit Holding AG
	Date Filed:	September 8, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 8, 2006 by Habasit Holding USA, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit” or “Parent”), relating to the offer by the Purchaser to purchase all of the common stock of Summa Industries, $0.001 par value per share (“Shares”), at $15.00 per Share.  The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 8, 2006, attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.” The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as set forth below.

The last sentence of the third paragraph of the cover page is deleted and replaced with:
“See Section 15 of this Offer to Purchase entitled “Conditions of the Offer.”

The heading in the eighth line of the table of contents is deleted and replaced with:
“Material Federal Income Tax Consequences”

The heading in the eighteenth line of the table of contents is deleted and replaced with:
“Conditions of the Offer”

The bullet points under the heading “What are the most significant conditions to the Offer?” on page 4 is deleted and replaced with:

•                  there shall have been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represent at least a majority of the outstanding Shares (the “Minimum Condition”), provided that we may waive the Minimum Condition with the prior written consent of Summa, and

•                  any requisite waiting period under the HSR Act shall have been terminated or shall have expired.  The review period under the HSR Act expired on 11:59 PM on Wednesday, September 20, 2006, without review, and as a result, this condition has been satisfied.

The last sentence in the last paragraph under the heading “What are the most significant conditions to the Offer?” on page 4 is deleted and replaced with:
“See Section 15 of this Offer to Purchase entitled “Conditions of the Offer” for a description of all of the conditions to the Offer.”

The first sentence under the heading “If I tender any Shares, when will I get paid?” on page 5 is deleted and replaced with:
“If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, we will pay you promptly following the expiration of the Offer.”

The paragraph under the heading “If I decide not to tender, how will the Offer affect my Shares?” on page 6 is deleted and replaced with:

“If the Merger described above takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law.  Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and you will have waived your appraisal rights under Delaware law if you tender your Shares.

It is possible that the Merger will not take place.  The Merger Agreement provides that, with Summa’s prior written consent, we may waive the Minimum Condition, and if the Minimum Condition is waived, it is possible that we may not acquire a majority of the Shares, which would result in us not having sufficient voting power to assure the consummation of the Merger.  Furthermore, although the Merger Agreement contemplates that the holders of unexercised options to purchase Shares will receive a cash payment in return for the cancellation of their options, it is possible that following the Expiration Date, some or all of the holders of such options could exercise their options in lieu of receiving the cash payment, which could result in us not having sufficient voting power to assure the consummation of the Merger.  The Merger Agreement also provides that following the purchase of the Shares pursuant to the Offer, Habasit and Summa may by mutual written agreement agree to terminate the Merger Agreement.  Additionally, it is possible that a court or other governmental body could issue an order, injunction or other decree prohibiting the Merger.  If the Merger does not take place, the number of stockholders and the number of Shares of Summa that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Summa’s common stock. Also, as described above, Summa may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction”, Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Summa; Other Matters.””

The last sentence in the paragraph under the heading “What are the United States federal income tax consequences of tendering my Shares?” on page 7 is deleted and replaced with:
“See Section 5 of this Offer to Purchase entitled “Material Federal Income Tax Consequences.””

The last sentence of the second paragraph of the Introduction on page 8 is deleted and replaced with:
“The Merger Agreement is more fully described in Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and the material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase entitled “Material Federal Income Tax Consequences.””

The last sentence of the fourth paragraph of the Introduction on page 8 is deleted and replaced with:
“See Section 15 of this Offer to Purchase entitled “Conditions of the Offer” for additional conditions to the Offer.

The fifth paragraph of the Introduction on page 8 is deleted and replaced with:
“Summa has informed us that, as of August 31, 2006, there were 3,907,127 Shares outstanding, and an aggregate of 995,394 Shares reserved for issuance upon the exercise of outstanding options.  Summa has also informed us that as of August 31, 2006, it did not have any other outstanding options, warrants, rights and securities exercisable or convertible into Shares.  Of the outstanding options, Summa has informed us that 875,394 were exercisable as of August 31, 2006, and the remaining 120,000 will vest upon our acceptance of the Shares tendered pursuant to the Offer so that all outstanding options will be vested following our acceptance of the Shares.  Of the 875,394 options that were exercisable as of August 31, 2006, 275,000 options were held by Mr. Swartwout, and any Shares issued upon the conversion of Mr. Swartwout’s options will be subject to the Stockholder Tender Agreement by and between Mr. Swartwout and Habasit. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.”

Based on the number of Shares outstanding as of August 31, 2006 and assuming that no Shares were issued by Summa after August 31, 2006, the Minimum Condition will be satisfied if at least 1,953,564 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer.  In the event that any of the exercisable options outstanding as of August 31, 2006 are exercised prior to the Expiration Date, then at least a majority of the Shares issued upon such exercises must be validly tendered and not properly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied.”

The second sentence of the sixth paragraph of the Introduction on page 8 is deleted and replaced with:
“If the Minimum Condition is satisfied and assuming that following the completion of the Offer, the number of options exercised do not result in the Purchaser owning fewer than a majority of the then outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Summa.”

The penultimate paragraph on page 9 is deleted.

The last sentence of the first full paragraph on page 11 is deleted and replaced with:
“The review period under the HSR Act expired on 11:59 PM on Wednesday, September 20, 2006, without review, and as a result, this condition has been satisfied.  See Section 15 of this Offer to Purchase entitled “Conditions of the Offer.””

The fifth bullet point on page 11 is deleted and replaced with:
“imposes conditions to the Offer in addition to those set forth in Section 15 of this Offer to Purchase entitled “Conditions of the Offer” or modifies such conditions in any manner adverse to the holders of Shares (other than to waive any such conditions to the extent permitted by the Merger Agreement);”

The first sentence of the third full paragraph on page 11 is deleted and replaced with:
“Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment, or pay for, any Shares if any condition referred to in Section 15 of this Offer to Purchase entitled “Conditions of the Offer” has not been satisfied or any event specified in Section 15 of this Offer to Purchase shall have occurred and be continuing.”

The first sentence of the fourth full paragraph on page 11 is deleted and replaced with:
“The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 15 of this Offer to Purchase entitled “Conditions of the Offer.””

The first sentence of the first paragraph under the heading “2.  Acceptance for Payment and Payment for Shares” on page 12 is deleted and replaced with:
“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 of this Offer to Purchase entitled “Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn within three business days after the Expiration Date.”

The following sentence is added at the end of the first paragraph under the heading “4.  Withdraw Rights” on page 16:
“Furthermore, if after the Expiration Date, the Purchaser has not accepted your previously tendered Shares for payment by November 7, 2006, you can withdraw them at any time after such date until the Purchaser accepts your Shares for payment.”

The section heading on page 17 is deleted and replaced with:
“5.  Material Federal Income Tax Consequences”

The first sentence of the fifth full paragraph on page 17 is deleted and replaced with:
“The following is a summary of the material United States federal income tax consequences that are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer or the Merger.”

The second sentence of the second paragraph under the heading “10.  Source and Amount of Funds” on page 22 is deleted and replaced with:
“The Purchaser will obtain such funds from Habasit through a capital contribution and a $45 million intercompany loan from Habasit.  The intercompany loan will be made pursuant to a loan agreement, dated September 20, 2006 (the “Loan Agreement”), by and between the Purchaser and Habasit.  The Loan Agreement does not contain any restrictive covenants.  The maturity date of the intercompany loan is December 31, 2009, and the interest rate is LIBOR plus 0.5%.”

The first sentence of the fourth paragraph under the heading “11.  Background of the Offer; Past Contacts or Negotiations with Summa” on page 22 is deleted and replaced with:
“Mr. Cardillo telephoned Mr. Swartwout in early May, 2006 and invited Mr. Swartwout to meet with him and Giovanni Volpi, the Chairman of the Board of Directors of Habasit AG, in person to discuss a potential sale of Summa to Habasit.”

The second paragraph on page 23 is deleted and replaced with:
“On June 28, 2006, Mr. Swartwout sent Mr. Volpi an email which included an analysis of Summa’s outstanding stock options and their effect on the total consideration to be paid by Habasit for Summa.”

The following sentence is added at the end of the third paragraph on page 23:
“From July 10, 2006 to July 14, 2006, a representative of Habasit visited a number of Summa’s facilities and met with several of Summa’s suppliers.”

The second sentence of the second paragraph under the heading “The Merger Agreement; Other Arrangements” on page 24 is deleted and replaced with:
“The obligation of Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of this Offer to Purchase entitled “Conditions of the Offer.””

The following is added as a new paragraph at the of the section “Conditions to Each Party’s Obligations to Effect the Merger” on page 34:
“The review period under the HSR Act expired on 11:59 PM on Wednesday, September 20, 2006, without review. As a result, this condition has been satisfied.”

The last section heading on page 40 is deleted and replaced with:
“15.  Conditions of the Offer”

The second sentence of the last paragraph on page 40 is deleted and replaced with:
“The review period under the HSR Act expired on 11:59 PM on Wednesday, September 20, 2006, without review.  As a result, this condition has been satisfied.  Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, if, immediately prior to the Expiration Date, any of the following conditions shall have occurred and be continuing:”

The first sentence of the last paragraph on page 41 is deleted and replaced with:
“The foregoing conditions are for the sole benefit of Purchaser and Habasit and may be asserted by Purchaser and Habasit regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Habasit in their reasonable discretion in whole or in part at any time and from time to time prior to the Expiration Date.”

The last sentence of the first paragraph under the heading “16.  Certain Legal Matters” on page 42 is deleted and replaced with:
“See the Introduction and Section 15 of this Offer to Purchase entitled “Conditions of the Offer” for a description of the conditions to the Offer, including conditions with respect to governmental actions.”

The last sentence of the first paragraph on page 43 is deleted and replaced with:
“In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.””

The last sentence of the second paragraph on page 43 is deleted and replaced with:
“See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” as to the effect of the HSR Act (as well as other conditions to the Offer) on the timing of the Purchaser’s obligation to accept Shares for payment.”

The third and fourth paragraphs on page 43 are deleted and replaced with :

“On September 5, 2006, Habasit filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. On September 6, 2006, Summa also filed a Notification and Report Form under the HSR Act.  The review period under the HSR Act expired on 11:59 PM on Wednesday, September 20, 2006, without review.”

The last sentence of the second paragraph on page 44 is deleted and replaced with:
“See Section 15 of this Offer to Purchase entitled “Conditions of the Offer” for certain conditions to the Offer that could become applicable in the event of such a challenge.”

The last sentence of the third paragraph on page 44 is deleted and replaced with:
“ See Section 15 of this Offer to Purchase, entitled “Conditions of the Offer.”

Item 12.  Exhibits

Exhibit
Number	Description
(d)(1)*	Loan Agreement, dated September 8, 2006, by and between Habasit Holding USA, Inc. and Habasit Holding AG

*Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HABASIT HOLDING AG

By:	/s/Giovanni Volpi

Name:	Giovanni Volpi
Title:	Chief Executive Officer

Date: September 26, 2006

HABASIT HOLDING USA, INC.

By:	/s/Harry Cardillo

Name:	Harry Cardillo
Title:	Secretary

Date: September 26, 2006

Exhibit
Number	Description
(d)(1)*	Loan Agreement, dated September 8, 2006, by and between Habasit Holding USA, Inc. and Habasit Holding AG

*Filed herewith